M1 Finance LLC

(SEC I.D. No 8-69670)

Statement of Financial Condition
As of December 31, 2023
And
Report of Independent Registered Public Accounting Firm

****

This report is filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

M1 Finance LLC

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123

Expires:Nov. 30, 2026

Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69670

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023

                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **M1 Finance LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 N LaSalle St Suite 800

(No. and Street)

Chicago **IL** **60601**

(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kunjal patel **312-600-2883** **k.patel@m1finance.com**

(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

111 South Wacker Drive **Chicago** **IL** **60606**

(Address) (City) (State) (Zip Code)

10/20/2003 **34**

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Docusign Envelope ID: 8261D067-AF63-43AB-816B-E8CCE989FD1A

OATH OR AFFIRMATION

I, _B_ri_an_B_a_m_e_s________________________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M1 Finance LLC as of 12/31 2 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CANIJICE M. SAVIC
OFFICIAL SEAL
Notary Public_ - State of Illinois
My Commission Expires
September 18, 2024

NOTARY PUBLIC STATE OF ILLINOIS

Notary Public

DocuSigned by:

Signature: 60

4EAB32060...

Title:
CEO

This filing contains (check all applicable boxes):**

(a) Statement of financial condition.

(b) Notes to consolidated statement of financial condition.

D (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

D (d) Statement of cash flows.

D (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

D (f) Statement of changes in liabilities subordinated to claims of creditors.

D (g) Notes to consolidated financial statements.

D (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

D (i) Computation of tangible net worth under 17 CFR 240.18a-2.

D 0) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

D (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

D (l) Computation for Determination of PAB Requirements under Exhibit A to§ 240.1Sc3-3.

D • (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

D (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

D (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

D (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

(q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

D (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

D (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

(t) Independent public accountant's report based on an examination of the statement of financial condition.

D (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

D (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

D (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

D (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-le or 17 CFR 240.17a-12, as applicable.

D (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

D (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e}{3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
111 S Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Member of M1 Finance LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of M1 Finance LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

July 19, 2024

We have served as the Company's auditor since 2021.

M1 FINANCE LLC
Statement of Financial Condition
As of December 31, 2023

	2023
	($ in '000s)
Assets	
Cash and cash equivalents	$ 43,448
Cash segregated under federal and other regulations	5,068
Deposit with clearing organizations	1,487
Receivable from clearing organizations	980
Receivable from customers	159,683
Customer held fractional shares	229,084
Securities borrowed	926
Trade receivable	993
Investment in securities	1,585
Prepaid expenses and other current assets	151
Property, software and equipment, net	846
Total Assets	**$ 444,251**
Liabilities and Member's Equity	
Liabilities	
Trade payable and accrued expenses	$ 3,540
Payable to clearing organizations	128
Payable to customers	126,897
Fractional shares repurchase obligation	229,084
Securities loaned	14,358
Other liability	332
Debt	10,000
Total Liabilities	**384,339**
Member's Equity	
Capital contributions	41,833
Retained earnings	18,079
Total Member's Equity	**59,912**
Total Liabilities and Member's Equity	**$ 444,251**

The accompanying notes are an integral part of this financial statement.

M1 FINANCE LLC
Notes to Financial Statement
As of December 31, 2023

Note 1 – Summary of Significant Accounting Policies

Organization and Nature of Operations

M1 Finance LLC (the "Firm") is a Delaware Limited Liability Company and a wholly owned subsidiary of M1 Holdings, Inc. (the "Parent"). The Firm is registered as a clearing broker dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). In addition to this, the Firm operates as an introducing broker dealer and maintains an introducing agreement with Apex Clearing Corporation ("Apex").

The Parent maintains an online self directed investing platform designed to help its customers build long-term savings and manage wealth through investments primarily in US listed securities including Exchange Trade Funds ("ETFs") leveraging customer portfolio creation tools and automation. The Firm offers brokage services to retail customers through the platform at no cost. The Firm does not engage in market making or investment banking or securities underwritings and does not provide investment advisory services to its brokerage customers. The Firm does not effect transactions in commodities, commodity futures or commodity options nor does it engage in any other non-securities business activities.

For the year ended December 31, 2023, all trades received from customers were unsolicited not held orders and executed within the Firm's daily trading windows. The securities transactions were cleared through M1 Finance LLC, as a self clearing member, and the Firm's correspondent clearing broker, Apex. The Firm maintains a fully disclosed clearing relationship with Apex while operating as a self-clearing broker dealer.

Our Products

The Firm provides a platform for self directed customers to manage their investments in a way that best suits their needs. The Firm believes that customers' financial goals are personal and unique to them and strive to build products that provide choice, control, automation, and transparency.

- *Investing* – The Firm provides flexible, customizable, intelligent ways for customers to create portfolios and invest commission free into the U.S. listed securities. The Firm provides template model portfolios to assist customers in portfolio diversifications and asset selection. Customers have an option to set investing schedules or rebalance their portfolios at their discretion. The Firm offers brokerage accounts such as individual cash or margin, joint margin accounts and custodial accounts, individual retirement accounts such as traditional, Roth and simplified employee pension plans ("SEP"), and trust accounts (revocable and irrevocable trusts).

- *Dollar based trading* – Dollar based, or fractional trading is the customers' ability to transact in notional dollar amounts rather than whole shares. The Firm enables customers to transact regardless of security price, thereby making it easier to diversify their portfolio with smaller

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)   Page | 6

amounts of money. The Firm operates its fractional share program for the benefit of its customers and maintains an inventory of securities held exclusively to facilitate the fractional share program.

- *Access to liquidity* – The Firm provides eligible users with access to liquidity through margin. The Firm's margin loans are lines of credit on qualifying brokerage accounts that allows customers to borrow funds from the Firm for increasing their buying power, accessing liquidity without selling their investments or paying for unplanned or large expenses. The Firm decides whether to extend margin to a customer based on volatility of portfolio balances.

- *Securities Lending* – The Firm provides introduced customers, cleared through correspondent Apex, an option to participate in Apex's Fully Paid for Securities Lending ("FPSL"), whereby they earn income through fees charged to borrowers for loaned securities.

Financial Statement Presentation

The accounting policies and reporting practices of the Firm conform to the practices in the broker-dealer industry and are in accordance with generally accepted accounting principles in the United States ("GAAP").

Use of Estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statement and accompanying notes. Assumptions and estimates used in preparing the financial statement include, but are not limited to, those related to capitalization of internally developed software, useful lives of property, software, and equipment, accrued and contingent liabilities. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statement.

Cash and cash equivalents

The Firm has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The Firm maintains its operating cash in checking and money market accounts insured by the Federal Deposit Insurance Corporation (FDIC). The Firm may, during the ordinary course of business, maintain balances in excess of federally insured limits. The Firm has not experienced losses on these accounts, and management believes that the Firm is not exposed to significant risks on such accounts.

Cash segregated under federal and other regulations

The Firm is required to segregate cash for the exclusive benefit of customers in accordance with the provision of Rule 15c3-3 under the Exchange Act. The SEC's Customer Protection Rule requires broker-dealers to segregate customer's fully paid securities and cash balances not collateralizing margin positions. The Firm manages and minimizes this risk by selecting highly creditworthy financial institutions and periodically reviewing the credit quality of these institutions. As a result, management does not have an expectation of credit losses for these arrangements.

Deposit with clearing organizations

The Firm is required to maintain collateral deposits with clearing organizations such as National Securities Clearing Corporation ("NSCC") and the Depository Trust Company ("DTC") which allows the Firm to perform comparisons, clearance, and settlements of trades. The minimum required deposit amount may fluctuate from time to time based on the customers' trading activity and market volatility. The Firm recognizes these deposits at cost. As of December 31, 2023, there is no impairment.

Receivable from clearing organizations

Receivables from clearing organizations include receivables from market makers, broker-dealers and other clearing organizations for settlement of customer orders for execution, dividends, wash sales and other receivables. The Firm continually reviews the credit quality of our counterparties and have not experienced a default. As a result, the management does not have an expectation of credit losses for these arrangements.

Receivable from/ Payable to customers

The Firm's receivables from its brokerage customers include margin loans and accrued interest on these loans. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Firm subjects the borrowers to an internal qualification process to align investing objectives, and monitors customer activity. The Firm applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

Payable to customers represents customer cash in brokerage accounts resulting from deposits and settled funds from customer trades and other security related transactions.

Payable to customers represents customer cash in brokerage accounts resulting from deposits and settled funds from customer trades and other security related transactions.

Securities borrowed and loaned under Firm's Securities lending program

The Firm operates securities lending programs under its introducing broker service with Apex and separately as a clearing broker. Under the introducing broker service with Apex, the Firm participates in Apex's fully paid for securities lending program whereby the eligible customers' fully paid for securities are lent by Apex to other broker dealers. The Firm, Apex and participating customers receive a portion of fees earned on loaned securities. Under the clearing broker, the Firm lends customers' margin securities pledged as collateral for margin borrowing to other brokers. The Firm receives cash collateral of at least 100% of the fair value of the loaned securities.

Under clearing broker's securities lending program, when securities are borrowed from customers (or from third parties) participating in the program, the Firm provides cash as collateral for the loaned securities and records a receivable representing its right to the return of the collateral, as "securities borrowed" on the statement of financial condition. The market value of securities

borrowed is monitored, with additional collateral obtained to ensure full collateralization. The Firm applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. The Firm has established policies and procedures for mitigating credit risk on securities borrowed transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Firm minimizes credit risk associated with these activities by daily monitoring collateral values and requiring additional collateral to be deposited with the Firm as permitted under contractual provisions. When the Firm lends securities to third parties, the Firm receives cash as collateral, and records a payable representing its obligation to return the collateral, as "securities loaned" on the statement of financial condition.

The Firm's policy is to recognize all amounts that are subject to master netting arrangements (i.e., a right to set off for amounts due to and from the same counterparty as part of the industry standard Master Securities Lending Agreement), on a gross basis in the statement of financial condition even though some of those amounts may be eligible for offset (i.e., to be presented on a net basis) under GAAP. See Note 8 for further details.

Trade receivables

Trade receivables are stated at net realizable value and comprise of the Firm's revenue sharing receivables with third parties, other receivables with affiliates as well as net settlements with the Firm's clearing firm with short time to maturity.

Payable to clearing organizations

Payable to clearing organizations include payable DTC and NSCC, and other payables from wash sales and more. These payables have short time to maturity.

Customer held fractional shares and Repurchase obligation under Fractional share program

The Firm operates a fractional share program for the benefit of customers and maintains an inventory of securities held exclusively for the fractional share program. The program provides customers with the ability to transact in less than one whole share through the Firm's fractional facilitation account.

The fractional inventory held by the Firm, under the introducing broker relationship with APEX, is recorded at fair value under "Investment in securities" on our statement of financial condition, based on quoted market prices.

The fractional share inventory held by the Firm, under clearing broker, is not subject to off-balance sheet treatment pursuant to *ASC 940 Financials Services – Brokers and D*ealers and therefore cannot be derecognized under *ASC 860 Transfer and Servicing*. The Firm recognizes an asset for fractional shares purchased by customers under "Customer held fractional shares" and a corresponding offset to liability for the repurchase obligation under "Fractional shares repurchase obligation" on the statement of financial condition. The asset and liability are measured at fair value based on quoted market prices.

Income Taxes

No provisions have been made for income taxes since the Firm is a single member limited liability company and is considered a disregarded entity for income tax purposes. The Parent is liable for income taxes based on the Firm's taxable income.

The Firm follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Firm has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Firm believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments.

Investments in securities

The Firm primarily executes trades on an agency basis. The Firm allows for fractional share purchases and maintains a fractional facilitation account for limited principal trading. Securities transactions are recorded on the settled date. Profit and loss arising from customer securities transactions and any risk to the Firm are therefore recorded on a settled date basis. Marketable securities held by the Firm are classified as trading securities and valued at fair value.

Note 2 – Fair Value Measurements

Fair value reflects the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB's *ASC 820 Fair Value Measurements* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under *ASC Section 820-10, Fair Value Measurements and Disclosures* ("ASC 820-10") are described below:

- *Level 1* Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

- *Level 2* Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- *Level 3* Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Assets and liabilities measured at fair value on a recurring basis

The Firm utilizes quoted prices in active markets to determine the fair value of its assets and liabilities. The quoted prices for securities reflect end of day close prices that are published by exchanges.

The Firm recognizes certain financial assets and liabilities at fair value due to the short-term nature of the balance such as trade receivables/payables, receivables/payables from broker-dealer and clearing organizations, customer receivables/payables and other current assets and liabilities.

The Firm has elected the fair value option pursuant to *ASC 825 Financial Instruments* for the repurchase obligation to match the measurement and accounting of the related customer held fractional shares. The fair value of the repurchase obligation is measured based on quoted prices consistent with the valuation of customer-held fractional shares.

The table below represents the financial assets and liabilities using fair value measurement as of December 31, 2023:

(in 000's)	Level 1	Level 2	Level 3	December 31, 2023
Assets:				
Receivable from customers	$ -	$ 159,683	$ -	$ 159,683
Securities borrowed	926	-	-	926
Customer held fractional shares	229,084	-	-	229,084
Investment in securities	1,585	-	-	1,585
Total Financial Assets	**$ 231,595**	**$ 159,683**	**$ -**	**$ 391,278**

(in 000's)	Level 1	Level 2	Level 3	December 31, 2023
Liabilities:				
Fractional shares repurchase obligation	$ 229,084	$ -	$ -	$ 229,084
Payable to customers	-	126,897	-	126,897
Short securities	87	-	-	87
Securities loaned	14,358	-	-	14,358
Total Financial Liabilities	**$ 243,529**	**$ 126,897**	**$ -**	**$ 370,426**

For the year ended December 31, 2023, the Firm noted zero transfers between the different levels. As of December 31, 2023, the Firm did not have any assets or liabilities classified as Level 3 inputs.

Note 3 – Accrued expenses and Other liabilities

Accrued expense and Other current liabilities as of December 31, 2023, are composed of the following:

(in 000's)	December 31, 2023	
Trade payables	$	92
Accrued expenses:		
Litigation accrual		2,010
Marketing accrual		1,301
Other accruals		137
Total Trade payables and accrued expenses	**$**	**3,540**
Other Liabilities:		
Margin and short securities	$	239
Interest/unused fee payable		91
Unsecured reserve liability		2
Total Other liabilities	**$**	**332**

Note 4 – Risk Factors and Firm's Management Policy

The Firm is subject to numerous risks and uncertainties that can adversely affect operations, financial results and valuation, many of them are beyond the Firm's control and management. The risk factors below are those that management believes to be significant, although there may be other factors that could become more than significant, and adversely affect the financial results.

Interest rate risk – Significant changes in the interest rates may impact the Firm's profitability. A rising interest rate environment increases profitability while increasing the funding cost of capital without an offsetting increase in yield, while a low interest rate environment reduces profitability due to lower interest earnings on spread with favorable financing rates. It is the Firm's policy to monitor both the interest rate environment and its impact on the business.

Free credits or Customer cash allocation – Significant changes in the customer cash balances on the platform, driven by changes in customer preferences for cash allocation or external transfers, impacts the Firm's operations, funding capital requirements and ultimately income within the financial results. It is the Firm's policy to invest in customer acquisition and retention of existing customer base with improved client experience, products, and features to mitigate these risks.

Compliance risk – The Firm is subject to broker-dealer requirements set forth by SEC and FINRA guidelines and rules. The Firm could face penalties and charges for failure to comply with these guidelines that can adversely impact the business. It is the Firm's policy to execute its business in accordance with the best practices to be compliant.

Regulatory risk – The regulatory framework of the brokerage industry evolves with changes in economic and political conditions, customer behavior and needs, and financial markets. These changes may result in significant shifts in industry practices, thereby leading to litigations or limitation on the Firm's business and financial results. It is the Firm's policy to monitor the changes to the regulatory frameworks and invest resources to improve or update our business goals and practices to align with the changing regulatory environment.

Operational risk – The Firm may be subject to information security risk, financial intermediary reliance risk, operational failure risk or service disruption risks which could impact customer confidence in the Firm and its abilities to transact business. It is the Firm's policy to review and implement safeguarding measures against system interruptions and failures arising from continuously evolving security breach methods.

Liquidity risk – Maintaining the Firm's liquidity is crucial to ensure the Firm meets its contractual obligations as they arise. The Firm is subject to the Uniform Net Capital Rule (15c3-1) under the SEC and FINRA rules, which require the maintenance of a minimum net capital for clearing broker dealers. In addition to that, the rules restrict cash outflow in excess of 10% of Firm's excess net capital without FINRA's prior written approval. The Firm is also subject to minimum cash deposits with clearinghouses such as DTC and NSCC, which fluctuates based on the volume and nature of customer trading activity. The Firm maintains and monitors its liquidity by utilizing working capital, cash generated from customer activity and external sources of financing.

Credit and concentration risk - The Firm is engaged in brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty. For the year ended December 31, 2023, APEX was the only major counterparty that the Firm engaged in under its introducing broker business.

Note 5 - Regulatory Capital Requirements

The Firm calculates its regulatory capital requirements as permitted by the Uniform Net Capital Rule (15c3-1) of the SEC, which requires a firm to maintain a minimum net capital for financial soundness and liquidity. In addition, the Firm is required to provide notice to, and is required to obtain approval from, the regulators to declare and pay dividends in excess of regulator's established thresholds. The Firm calculated its net capital using the standard method from January through April 2023, and it calculated its net capital using the alternative method, as prescribed in the Uniform Net Capital Rule, from May through December 2023. The minimum net capital required is computed as greater of fixed dollar minimum requirement of $250,000 or 2% of aggregate debit items arising from customer transactions as defined in SEC Rule15c3-3. The table below summarizes the net capital and net capital requirements of the Firm as of December 31, 2023:

(in 000's)	December 31, 2023
Net capital	$ 67,983
Minimum required is greater of:	
Fixed dollar minimum requirement	250
2% of aggregate debit items	3,168
Minimum net capital required	3,168
Net capital in excess of minimum required	$ 64,815

Note 6 - Related Parties

The Firm has an expense sharing agreement with its Parent whereby the Firm makes use of a portion of the Parent's office and support personnel which does not cause the Parent to incur significant, if any, additional costs, and expenses. The Firm does record and pay for any expenses directly related to its operating activities as a registered broker-dealer. In some cases, the operating expenses that are directly related to the Firm get funded by the Parent, yet these costs are recorded on the books and records of the Firm along with a related payable to Parent, as applicable. During the year 2023, no such Firm expenses were funded by the Parent. In addition, certain affiliate payments are reflected on the Firm's financial statement on a pass-through basis. As of December 31, 2023, the Firm had an intercompany receivable from its affiliate of $516,022 reflected under Trade receivables in the statement of financial condition.

In addition to that, the Parent has $12,817,753 in a brokerage account carried by the Firm as of December 31, 2023, reflected under "Payable to customers" on the statement of financial condition. From time to time, employees of the Parent hold cash and securities in brokerage accounts with the Firm.

Subordinated loan - On December 2, 2022, the Firm entered into a subordinated loan agreement, with rollover provision, with the Parent for $10,000,000 at an interest rate of 0.25% per annum on outstanding principal amount. The loan had an original maturity date of December 31, 2023, further extended in 2023 with a maturity date of December 31, 2024. The subordination agreement sets forth the rights and obligations of the Parent and the Firm, and it provides that any claims by the Parent are subordinate to claims by other parties, including customers and employees of the Firm. As of December 31, 2023, the Firm has an outstanding principal balance of $10,000,000 under Debt and interest payable of $27,123 under Other current liability section on the statement of financial condition.

Note 7 - Commitments and Contingencies

The Firm is subject to contingencies and commitments in the ordinary course of its business arising from legal proceedings or arbitrations, regulatory inquiries, investigations or enforcements and other matters. From time to time, the Firm may be exposed to various asserted and unasserted infringement claims for substantial or unspecified damages.

Guarantees and indemnification – The Firm provides performance guarantees to clearing houses and exchanges under its membership agreements by depositing collateral with them. The obligation to fulfil the shortfall may not be quantifiable and could exceed the minimum collateral requirement. Under the securities lending program, the Firm provides guarantee on pledged securities by providing cash as collateral. The Firm believes the likelihood of making any indemnification payments is remote and therefore, has not recognized any loss reserves for these guarantees.

Legal contingencies – The Firm is subject to claims and lawsuit in the ordinary course of business. The brokerage industry is heavily regulated and therefore, results in substantial risk of losses. Predicting the outcome of a litigation or lawsuit, inquiry or investigation requires significant judgement due to considerations such as available defenses, similar situations experienced by others, view of legal

counsel. The management reviews any ongoing legal proceedings with the lens of the loss contingency guidance under GAAP *ASC 450 Contingencies*. The management estimates and accrues for losses when it is probable that loss has been incurred and can be reasonably estimated to the best of management's abilities. The actual loss may differ materially from the amount reserved. The management continues to monitor for any new development on existing or new matters that would affect the loss contingencies estimated on the financial statement and require further adjustments, as deemed appropriate. Based on the ongoing discussions with legal counsel, the management believes the loss estimate to be reasonable as of December 31, 2023, while we continue to defend all significant pending legal matters. We reasonably believe that the outcome of any of the outstanding legal matters to materially affect the financial condition of the Firm.

The Firm's 2023 litigation docket consisted solely of allegations initiated by one of its regulators, either the SEC or FINRA. Below represents these legal matters that are settled, probable or more than likely to result in a loss as of December 31, 2023:

- *Fully Paid for Securities Lending ("FPSL") matter*- On November 1, 2022, the FINRA inquired into the Firm's fully paid securities lending program and excess margin securities from customers. The inquiry was with regard to the Firm's participation in Apex Clearing Corporation's FPSL Program that may constitute into an arbitration of user based fine from FINRA, user restitution and legal costs associated with this matter. On October 28, 2023, the Firm settled its Fully Paid Securities Lending allegation driven by FINRA, resulting in a penalty of $500,000, in addition to $736,918 plus interest paid in restitution to those clients who had participated in the fully paid securities program. As of December 31, 2023, the Firm has recorded $736,918 plus $23,133 interest within Accrued expenses in its financial statement.

- *Finfluencer matter* – FINRA asserted that all published content and practices on social media platforms by 'Finfluencer' must be reviewed by a licensed member of the Firm, regardless of who published the content. On January 24, 2023, the Firm received a complaint derived from a FINRA 'sweep' of all broker-dealers, that reviewed all published content on social media platforms by these 'Finfluencer' for-hire. FINRA's assertion of the foregoing is a new self-interpretation by the regulator, and the Firm has adapted to be compliant. Subsequent to year end, the Firm finalized the Acceptance, Waiver & Consent ("AWC") with FINRA and both the parties agreed to $850,000 penalty for 'Finfluencer' content.

- *Regulation SHO ("Reg Sho") matter* – In May 2023, the Firm received allegations on violations under Regulation SHO rules from FINRA. With regards to the allegations lodged by FINRA around Reg SHO, the Firm has been in lengthy negotiations regarding how the Firm marks its trade orders, e.g., its 'sells', consistent with FINRA Rules. Since the Firm's establishment in 2016, the Firm has traded only twice a day, once at an opening-bell, and the second near the end of the day. In addition, the Firm trades in dollars ($), not in quantity of shares, and as a result, a significant amount of client orders (either buys or sells) result in fractional shares. However, these fractional shares generally and mostly are 'trued-up' to create 'whole shares' before the closing bell of that same day. As such, the Firm marks each trade order as a 'long order', which at the end of each day is accurate; however, FINRA claims such foregoing order-marking is in violation of Regulation SHO and asserts that the Firm must mark each applicable order as a 'short' during the day, and

then re-mark the applicable order to 'long' at closing bell. Subsequent to year end, the Firm finalized the Acceptance, Waiver & Consent ("AWC") with FINRA and both the parties have agreed to $400,000 penalty.

- *M1's portfolio "pies" matter* - On April 5, 2023, the Firm received notification from the SEC's exam team, regarding a claim by the SEC's exam team that M1's portfolio "pies", e.g., Expert Pies (note: no longer named as such), are advisory investments, and as such, the Firm would be deemed as a firm that provides advisory services. The Firm is not an advisory firm nor acts or purports to provide advisory services, and firmly disagrees with the SEC. The Firm has been in negotiations with the SEC's enforcement team and continues to work closely with SEC to resolve the matter. As of December 31, 2023, the management firmly believes that there is no probable cause to estimate loss or penalty.

There are no other commitments or guarantees against the assets of the Firm and no other contingencies regarding litigation. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Firm's financial position.

Note 8 – Off-Balance Sheet Credit Risk

Customer trades - Under the introducing broker service, securities transactions for brokerage customers are introduced by the Firm and cleared on a fully disclosed basis through Apex. The agreement between the Firm and Apex provides that the Firm is obligated to assume any exposure related to nonperformance by its customers. Under the clearing broker service, the Firm has an obligation with clearing houses and exchange to settle the customer trades even when the customer fails to meet their obligation. These activities may expose the Firm to risk in the event the customer is unable to fulfill their contractual obligations. In the event a customer fails to satisfy their obligations, the Firm may be required to transact on the financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Firm mitigates this risk by requiring customers to hold deposits or securities prior to initiating a trade.

Margin Loans– - Under introducing and clearing broker service, by permitting customers to receive loans on margin, the Firm is subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by the Firm and Firm's clearing broker could fall below the amount of the customer's indebtedness. In the event a customer fails to satisfy its obligations, the Firm may be required to sell the customer's securities collateralized for indebtedness at prevailing market prices in order to fulfill the customer's obligations. The Firm mitigates the risks associated with customer margin activities by requiring customers to maintain margin collateral in compliance with various regulatory and Firm's guidelines. The Firm monitors required margin levels daily and requires customers to deposit additional collateral or reduce margin loans, when necessary. The Firm does not expect losses to be material to the Firm's financial condition. However, in the case of unforeseen events, the Firm's actual result could materially differ from those anticipated.

The following table summarizes the fair value of client securities that were available, under such regulations, that could have been used as collateral, as well as the fair value of securities that we had

pledged under such regulations and from securities borrowed transactions as of December 31, 2023.

(in 000's)	**December 31, 2023**
Fair value of client securities available to be pledged	$ 229,792

Securities lending – Under the clearing broker service, the Firm engages in the securities lending whereby the Firm loans customer securities to other broker-dealers and counterparties and receives cash as collateral above the fair value of the security loaned. The fair value of the loaned security may exceed the cash received as collateral when the market price of the security increases. The Firm will exchange additional collateral with stock lending counterparties to settle day-to-day market movements. In the event that a counterparty fails to return the loaned security or provide additional cash as collateral for change in fair value, the Firm is exposed to the risk of acquiring the loaned securities at the prevailing market price in order to satisfy the Firm's obligation to its customers. The Firm mitigates this risk by analyzing credit worthiness of its counterparties by setting appropriate credit limits, monitoring the levels of securities loaned and cash collateralized in accordance with the changes in market behavior. Our securities lending transactions are subject to master netting arrangements with the counterparties; however, we do not net the securities lending transactions and present them gross in the statement of financial condition.

The following table presents as of December 31, 2023, the gross and net securities purchased under securities borrowed, and the gross and net securities sold under securities loaned.

(in 000's)	Gross Assets/ Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Counterparty offsetting	Collateral	
Assets:						
Securities Borrowed	$ 926	$ -	$ 926	$ (254)	$ (672)	$ -
Liabilities:						
Securities Loaned	$ 14,358	$ -	$ 14,358	$ (147)	$ (13,517)	$ 694

Note 9 – Financing Activities

In order to meet the liquidity needs of the Firm under the clearing broker business, the Firm has established financing agreements to strengthen its liquidity and satisfy its obligations in the ordinary course of business.

BMO unsecured line of credit - On November 17, 2022, the Firm entered into a loan agreement with a

bank to extend a revolving unsecured line of credit up to $100,000,000 for a fee of 0.1% on the unused portion of the line and an interest rate of 1.00% plus overnight rate on the drawn outstanding principal amount. The unsecured line of credit is a continuing agreement terminated upon a written notice by either parties. During the year 2023, the Firm drew $100,000 on the BMO secured line of credit which was paid down subsequently prior to end of the year. As of December 31, 2023, the Firm has not utilized the line of credit and the outstanding loan balance is zero with an outstanding unused fee payable of $26,558 on the statement of financial condition.

BMO secured line of credit - On November 17, 2022, the Firm entered into a loan agreement with a bank to extend a revolving secured line of credit up to $30,000,000 for a fee of 0.5% on the unused portion of the line and an interest rate of 1.00% plus overnight rate on the drawn outstanding principal amount. The line of credit has a maturity date of December 31, 2023 which was extended to December 31, 2024 and is secured with eligible securities listed within the contract. During the year 2023, the Firm drew $101,000 on the BMO secured line of credit which was paid down subsequently prior to end of the year. As of December 31, 2023, the Firm has not utilized the line of credit and the outstanding loan balance is zero with an outstanding unused fee payable of $33,074 on the statement of financial condition.

Subordinate loan - On December 02, 2022, the Firm entered into a subordinate loan agreement with its Parent for $10,000,000 at an interest rate of 0.25% per annum and a maturity date of December 31, 2023. Please refer to the related parties note for additional information.

Note 10 - Clearing Agreement
The Firm operates as an introducing broker for accounts held at Apex and clears all customer transactions within those accounts through Apex. The accounts are primarily limited to retirement accounts as of December 31, 2023.

Note 11 – Subsequent Events

In 2024, the Firm will launch its Cash Management product which allows customer to earn interest on cash balances held within their Cash Management brokerage account. Funds held in Cash Management brokerage accounts will be swept to partner banks. The customer will receive earned interest monthly, and deposits will be eligible for Federal Deposit Insurance Corporation ("FDIC") insurance.

On March 15, 2024, the Firm finalized on its "Finfluencer" content allegations driven by FINRA, resulting in a penalty of $850,000 that was subsequently settled on April 08, 2024.

On May 01, 2024, the Firm finalized on its "Reg Sho" matter driven by FINRA, resulting in a penalty of $400,000 that was subsequently settled on May 21, 2024.

The Firm made capital distributions of $9,650,000 to the Parent through the date of the financial statement issuance.

The Firm's management has evaluated subsequent events, through the date the financial statement were available to be issued and has concluded that, there are no significant subsequent events that would require adjustment to or disclosure in the financial statement.